Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

TORONTO, June 7, 2018 – Thomson Reuters (TSX / NYSE: TRI) today announced the voting results from the election of the company’s Board of Directors at its annual and special meeting of shareholders held yesterday in Toronto.

All 11 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

The results were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	614,016,459	98.90%	6,822,730	1.10%	620,839,189
James C. Smith	616,134,642	99.24%	4,705,346	0.76%	620,839,988
Sheila C. Bair	619,744,002	99.82%	1,095,942	0.18%	620,839,944
David W. Binet	592,289,187	95.40%	28,550,715	4.60%	620,839,902
W. Edmund Clark, C.M.	577,692,171	93.05%	43,148,501	6.95%	620,840,672
Michael E. Daniels	611,206,906	98.45%	9,634,009	1.55%	620,840,915
Vance K. Opperman	601,939,333	96.96%	18,901,255	3.04%	620,840,588
Kristin C. Peck	611,923,263	98.56%	8,912,102	1.44%	620,835,365
Barry Salzberg	618,340,221	99.60%	2,493,986	0.40%	620,834,207
Peter J. Thomson	614,457,978	98.97%	6,376,655	1.03%	620,834,633
Wulf von Schimmelmann	619,636,005	99.81%	1,198,383	0.19%	620,834,388

Shareholders voted in favor of all items of business at the annual meeting. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com